Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

Progen to conduct global search for new Directors

Brisbane, Australia. 14 November 2007: The Board of Progen Pharmaceuticals Limited (ASX: PGL; NASDAQ: PGLA) today announced a global search for an independent non-executive Chairman and an additional non-executive Director.

Mr Stephen Chang, Executive Chairman of Progen, has informed the Board of his intention to step down as Executive Chair following the appointment of a new non-executive Chairman. Mr Chang informed the Board of his intention to continue as a non-executive Director subject to his re-election at the upcoming Annual General Meeting.

Mr Chang said he was satisfied Progen is well positioned to enter a new exciting period in the Company’s development towards a sustainable cancer drug development company. Mr Chang added “Progen is now in a strong financial position and is poised to commence a pivotal Phase 3 trial of PI-88 in post-resection liver cancer. I feel that the timing is right for me to step down.”

The Progen Board will seek to appoint an independent non-executive Chairman as is best practice corporate governance.

In addition, a search for an additional non-executive Director will be conducted to strengthen the Board’s expertise. The Board will look to appoint a non-executive director with late stage clinical development, commercialisation or regulatory expertise to complement the current Boards skills as the Company embarks on the next phase in its development.

The Company’s shareholders are being asked to approve an increase in the non-executive director fee pool to $500,000 at the upcoming AGM. Approval of this increase will provide the Company with a fee pool of sufficient size to make these Board appointments.

It is anticipated that these appointments will take several months.

About Progen: Progen Pharmaceuticals Limited is an Australian-based globally focused biotechnology company committed to the discovery, development and commercialisation of small molecule therapeutics primarily for the treatment of cancer.

Progen Information:

Linton Burns Company Secretary Progen Pharmaceuticals Limited T: +61 7 3842 3333 E:lintonb@progen-pharma.com	Stephen Chang Chairman Progen Pharmaceuticals Limited T: +61 7 3842 3333 E: stephenc@progen-pharma.com